October 19, 2018

Mr. Andrew Mew
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Norfolk Southern Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed February 5, 2018
Form 10-Q for the Fiscal Period Ended March 31, 2018
   Filed April 25, 2018
Response dated September 21, 2018
Commission File Nos. 001-08339

Dear Mr. Mew:

Norfolk Southern Corporation (“NS” or “we”) respectfully submits the following response to the Staff’s comments in its letter to Cynthia C. Earhart dated October 5, 2018 (which comments have been reproduced here in italics).

Form 10-Q for the Fiscal Period Ended March 31, 2018
Note 1 – Railway Operating Revenues, page 7

1.
We have reviewed your response dated September 21, 2018. Please provide us with an analysis of the potential impact to your financial statements if your promise to arrange the service for the customer was determined to be a separate performance obligation.

NS’ promise related to arranging the service for the customer from origin through to the final destination has been deemed immaterial in the context of the entire transportation contract with the customer and therefore is not required to be assessed as a separate performance obligation. The promise is considered immaterial because the selection of routes and interline railroad partner(s) is perfunctory due to the constraints of the rail infrastructure layout. As a result, the incremental resources used to fulfill this promise are de minimis.

If the promise related to arranging the service for the customer from origin through to final destination was determined to be a separate performance obligation, we have determined the impact to our financial statements to be less than 0.01% of total annual revenues and approximately 0.03% of total annual income from railway operations.

This estimate was determined based on:

(1)	a cost plus mark-up estimate for the proportion of all employees involved in the process of arranging services for the customer in interline transactions where NS is the billing carrier; and

(2)
shipments that have not reached their final destination at period end, as those transactions represent the only potential impact to our financial statements. As disclosed on page 7 of our Form 10-Q, the transit days for shipments in the rail industry are short-term in nature and average approximately one week or less.

The ending result would be a potential shift in the timing of recognition to the succeeding period of less than 0.01% of revenue or less than $1 million based on revenues reported for the year-ended December 31, 2017. In addition, this is the potential impact at the date of adoption. On a go-forward basis, absent a material change in the level of operations, the potential impact to each reporting period would be negligible.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. If you would like to discuss this further or would like additional information, please feel free to call me at (757) 629-2765.

Very truly yours,

/s/Thomas E. Hurlbut
Thomas E. Hurlbut
Vice President and Controller
Norfolk Southern Corporation

cy:    Cynthia C. Earhart, Executive Vice President Finance and CFO